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                                                                    EXHIBIT 14.1


             Forward Air Corporation and Subsidiaries Code of Ethics

         Forward Air Corporation and each of its operating subsidiaries (collectively referred to herein as "Forward Air" or the "Company") meets and exceeds the demands of its customers by operating on a consistent and reliable basis and by doing what it promises to do. Forward Air strengthens its reputation for high quality service by acting with honesty, integrity, fairness, accountability and respect in dealing with its employees, customers, suppliers, investors and the general public. Forward Air adheres to the highest standard of business ethics and acts in compliance with governmental laws, rules and regulations.

         Forward Air's Code of Ethics applies to all directors, officers and employees and guides them in assessing and addressing legal and ethical obligations. Violations of this Code may subject the violator to disciplinary action, including where appropriate, termination of employment.

         Senior management and the Board of Directors will oversee compliance with this Code ensuring that it is enforced, that possible violations are dealt with promptly and fairly, and that persons who report questionable behavior are protected.

Employees, Directors, Officers and External Relationships

         Forward Air recognizes that its workforce is one of its most valuable assets. The recruitment, training and retention of qualified employees are essential to support the Company's continued growth and to meet the service requirements of its customers. The Company is an equal opportunity employer and does not tolerate discrimination or harassment based on race, sex, age, color, religion, national origin, veteran's status or disability.

         Directors, officers and employees are expected to act with honesty, integrity, fairness, accountability and respect when interacting with each other as well as with those outside of the Company.

Compliance with Laws, Rules and Regulations

         Forward Air requires and promotes compliance with all applicable laws, rules and regulations.

         Of particular importance are the regulations issued by the U.S. Department of Transportation and the Federal Motor Carrier Safety
Administration, a division of the DOT. If the Company does not comply with applicable laws and regulations governing the transportation industry, it could be required to pay substantial fines and have its licenses revoked.

         Also of particular importance to the company, as a publicly-traded concern, are the rules and regulations issued by the Securities and Exchange Commission and The Nasdaq Stock Market.


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Conflicts of Interest

         The private interests of all directors, officers and employees should in no way interfere with, or appear to interfere with, the interests of the Company. No one should receive improper personal benefits as a result of his or her position with the Company, and no one should engage in other duties, responsibilities or obligations that run counter to his or her duty to the Company.

         Any employee involved in a conflict of interest or a transaction or relationship that reasonably could be expected to give rise to a conflict, must report the matter promptly to the employee's management. Any officer or director in such situations must make reports to the Board of Directors or a designated Board committee.

Confidential Information

         All directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Forward Air complies fully with "insider trading laws" which restrict individuals with access to material nonpublic information.

Disclosures

         Forward Air makes full, fair, accurate, understandable and timely disclosures in reports and documents filed with the SEC and other regulatory agencies as well as in other public communications.

Financial Integrity

         All of Forward Air's business transactions are recorded accurately and truthfully in accordance with generally accepted accounting principles. Forward Air maintains appropriate internal controls to prevent or detect fraud and ensure that accounting/financial records and supporting data describes transactions without omissions, concealment and falsification.

Competitive Practices

         The air freight transportation industry is highly competitive. Forward Air complies with antitrust laws as it actively and fairly competes with others in the industry based on service, primarily on-time delivery and reliability, as well as rates. The Company's reputation for faster, more reliable service makes it a vigorous and fair competitor.

Health and Safety

         The Company requires and promotes a safe, healthy, drug and alcohol free work environment. The Company has established guidelines relating to safety records, driving experience and personal evaluations that it uses to select its employees, independent contractor drivers and carriers.



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Environment

         Forward Air is committed to conducting its business in ways that minimize adverse impacts on the environment. The Company complies with federal and state environmental laws, including those dealing with the transportation of hazardous materials and storage of fuel.

Protection of Assets

         All directors, officers and employees should protect Forward Air's assets and ensure their efficient use. The Company's assets should only be used for legitimate business purposes. Theft, carelessness and waste can directly impact the Company's profitability.

Gifts and Gratuities

         The exchange of modest gifts is a common and appropriate practice in business interactions. However, Forward Air does not accept or authorize exchanges that are not a reasonable part of a business relationship. Hospitality offered or accepted should not jeopardize the integrity of any party involved.

Reporting Procedures

         As part of Forward Air's commitment to an atmosphere of self-awareness and prudent conduct, the Company encourages employees to ask questions about compliance with this Code and legal requirements. The Company requires employees to promptly report violations or suspected violations of laws, regulations or this Code to management. Questions and reports may be submitted directly by contacting the office of the General Counsel or the National Hotline Service.

         Individuals who report violations, in good faith, will not be subject to retribution or retaliation.

         Reports will be held in confidence to the extent practical based on the specific facts and circumstances of the report. Employees who wish to remain anonymous may report anonymously through the National Hotline Service.

         The National Hotline Service may also be used to report concerns regarding accounting practices, internal accounting controls or auditing matters directly to Forward Air's Audit Committee.

Waivers

         No waivers of the provisions of this Code may be granted to employees without the review and approval of the Chief Executive Officer. In addition, under NASDAQ rules, no waivers may be granted for executive officers or directors without the review and approval of the



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Board of Directors. Waivers shall be disclosed as required by law, the NASDAQ rules or other applicable regulations.

Conclusion

         Forward Air's ongoing success in the shipping industry depends on the integrity and reliability of directors, officers and employees who adhere to the highest standards of business ethics.






















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